Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:    Global X Funds (the “Registrant”)
    CIK No. 0001432353; File No. 333-268810

Ladies and Gentlemen:
    Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-268810) relating to the proposed reorganization of Emerging Markets Fund and Emerging Markets Great Consumer Fund, each a series of Mirae Asset Discovery Funds, into Global X Emerging Markets ETF and Global X Emerging Markets Great Consumer ETF, respectively, each a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (0001432353-22-000524) and was scheduled to go effective January 14, 2023, pursuant to Rule 488 under the Securities Act.
    The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
    Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of New York, State of New York, on this 13th day of January, 2023.
    No fees are required in connection with this filing. Please send copies of all correspondence with respect to this request for acceleration to the undersigned or contact me at 646-716-3239.

Very truly yours, Global X Funds By: /s/Susan D. Lively Susan D. Lively Secretary